

NYSE Domestic Section 303A Written Affirmation

Issuer	Exchange	WA Year	WA Type[1]
NNN REIT, Inc.	NYSE	2024	Annual

Notice of Non-compliance:

○ Yes [2]

◉ No

Part I

INSTRUCTIONS: Companies listed on the New York Stock Exchange (the "Exchange" or "NYSE") must comply with the applicable corporate governance requirements set forth in Section 303A of the NYSE Listed Company Manual (the "Manual") . Please provide the information for each director currently serving, or who will be serving as of the day of listing, on the Company's board of directors and on the Company's audit committee, compensation committee or nominating/corporate governance committee.

Board Members

Director Name	Board Class	Term End	Board Independent[3]	10A-3 Ind.[7]	CC Ind.[8]	AC[4]	CC[5]	NC[6]	Financial Literacy
Kevin B. Habicht	None	2025	No	—	—	☐	☐	☐	—
David M. Fick	None	2025	Yes	Yes	Yes	☑	☑	☐	SEC Audit Committee Financial Expert
Edward J. Fritsch	None	2025	Yes	—	Yes	☐	☑	☑	—
Pamela K. M. Beall	None	2025	Yes	Yes	—	☑	☐	☑	SEC Audit Committee Financial Expert
Steven D. Cosler	None	2025	Yes	—	—	☐	☐	☐	—
Betsy D. Holden	None	2025	Yes	Yes	Yes	☑	☑	☐	SEC Audit Committee Financial Expert
Kamau O. Witherspoon	None	2025	Yes	Yes	—	☑	☐	☑	SEC Audit Committee Financial Expert
Stephen A. Horn, Jr.	None	2025	No	—	—	☐	☐	☐	—
Elizabeth Castro Gulacsy	None	2025	Yes	Yes	—	☑	☐	☐	SEC Audit Committee Financial Expert

Part II

INSTRUCTIONS: Please check only one box that best describes the Company:

◉ Lists common equity securities on the NYSE and does not fit any of the other categories listed below

○ Qualifies as a controlled company and relies on the exemption

○ Is a limited partnership

○ Is in bankruptcy

○ Is a business development company

○ Is a smaller reporting company and relies on the compensation committee exemption

○ Is a smaller reporting company that is a business development company and relies on the compensation committee exemption

Part III

INSTRUCTIONS: In response to each item below, please check the box beside the single affirmation that is most applicable to the Company. Please note that, depending on the affirmation made, an item may require the Company to provide additional information or a link to the applicable document referenced therein. Please also note that specific types of entities may avail themselves of exemptions to or transition periods for, compliance with certain of the requirements. If the Company is availing itself of any of these exemptions or transition periods, it should select the corresponding affirmation for the applicable item.

Item 1. Director Independence: Sections 303A.01 and 303A.02 of the Manual

◉ I hereby certify that the Company's board of directors is comprised of a majority of independent directors as required by Section 303A.01 and defined in Section 303A of the Manual.

○ **For business development companies only:** I hereby certify that a majority of the Company's directors are not "interested persons" as defined in Section 2(a)(19) of the Investment Company Act of 1940.

○ **For companies relying on the transition period provided for in Section 303A.00 of the Manual only:** I hereby certify that the Company is entitled to rely, and is relying, on the one year transition period provided for in Section 303A.00 of the Manual. I further hereby certify that the Company's board of directors will be comprised of a majority of independent directors as required by Section 303A.01 as defined in Section 303A of the Manual by the end of the one year transition period.

○ **For limited partnerships, controlled companies, and companies that are in bankruptcy only:** I hereby certify that the Company is exempt from this requirement.

○ The Company is unable to make one of the affirmations set forth in this Item 1 and is therefore non-compliant for the following reasons:

Item 2. Executive Sessions, Presiding Director and Interested Party Communication: Section 303A.03 of the Manual

◉ I hereby certify that the Company has, or will have (in the case of an Initial Affirmation), regularly scheduled meetings of its non-management or independent directors and has also complied with all of the other relevant requirements as required by Section 303A.03 of the Manual.

○ The Company is unable to make the aforementioned affirmation in this Item 2 and is therefore non-compliant for the following reasons:

Item 3. Nominating/Corporate Governance Committee: Section 303A.04 of the Manual

◉ I hereby certify that the Company has a nominating/corporate governance committee (or a comparable committee to which such duties have been delegated) that meets the requirements of Section 303A.04 of the Manual. I further hereby certify that such committee has a written charter that meets the requirements of Section 303A.04 of the Manual. For an Initial Affirmation, I hereby certify that the nominating/corporate governance committee charter is currently available on the Company's website at the link provided in the box below, or will be available on the Company's website within the applicable timeline provided under Section 303A.00 of the Manual. For an Annual Affirmation, I hereby certify that the Company has disclosed in its Annual Proxy Statement that the nominating/corporate governance committee charter is available on the Company's website at the link provided in the box below.

Link

http://www.nnnreit.com

○ **For companies relying on the transition period provided for in Section 303A.00 of the Manual only:** I hereby certify that the Company is entitled to rely, and is relying, on the transition period provided for in Section 303A.00 of the Manual and that the Company will be in full compliance at the end of the transition period. If the Company has already adopted a nominating/corporate governance committee charter, the charter is available on the Company's website at (insert link). Please provide a brief description for the basis for reliance on the exemption below.

○ **For limited partnerships, controlled companies, and companies that are in bankruptcy only:** I hereby certify that the Company is exempt from this requirement.

○ The Company is unable to make one of the affirmations set forth in this Item 3 and is therefore non-compliant for the following reasons:

Item 4. Compensation Committee: Section 303A.05 of the Manual

◉ I hereby certify that the Company has a compensation committee (or a comparable committee to which such duties have been delegated) that meets the requirements of Section 303A.05 of the Manual(including the additional independence requirements applicable to compensation committee members under Section 303A.02 of the Manual). I further hereby certify that such committee has a written charter that meets the requirements of Section 303A.05 of the Manual. For an Initial Affirmation, I hereby certify that the compensation committee charter is currently available on the Company's website at the link provided in the box below, or will be available on the Company's website within the applicable timeline provided under Section 303A.00 of the Manual. For an Annual Affirmation, I hereby certify that the Company has disclosed in its Annual Proxy Statement that the compensation committee charter is available on the Company's website at the link provided in the box below.

Link

> http://www.nnnreit.com

○ **For smaller reporting companies only:** I hereby certify that the Company qualifies as a smaller reporting company under Rule 12b-2 of the Exchange Act and is therefore exempt from compliance with Sections 303A.02(a)(ii) and 303A.05(c)(iv) of the Manual. I further hereby certify that the Company has a compensation committee (or a comparable committee to which such duties have been delegated) composed entirely of independent directors and such committee has a written charter that meets the requirements of Section 303A.05 of the Manual. For an Initial Affirmation, I hereby certify that the compensation committee charter is currently available on the Company's website at the link provided in the box below, or will be available on the Company's website within the applicable timeline provided under Section 303A.00 of the Manual. For an Annual Affirmation, I hereby certify that the Company has disclosed in its Annual Proxy Statement that the compensation committee charter is available on the Company's website at the link provided in the box below.

○ **For companies relying on the transition period provided for in Section 303A.00 of the Manual only:** I hereby certify that the Company is entitled to rely, and is relying, on the transition period provided for in Section 303A.00 of the Manual and that the Company will be in full compliance at the end of the transition period. If the Company has already adopted a compensation committee charter, the charter is available on the Company's website at (insert link). Please provide a brief description for the basis for reliance on the exemption below.

○ **For companies relying on the compensation committee cure period provided in Section 303A.00 of the Manual only:** I hereby certify that the Company is entitled to rely, and is relying, on the transition period provided for in Section 303A.00 of the Manual because a member of the compensation committee ceases to be independent for reasons outside the member's reasonable control. Please provide a brief description for the basis for reliance and the names of any such committee member relying on the cure below.

○ **For limited partnerships, controlled companies, and companies that are in bankruptcy only:** I hereby certify that the Company is exempt from this requirement.

○ The Company is unable to make one of the affirmations set forth in this Item 4 and is therefore non-compliant for the following reasons:

Item 5. Audit Committee: Section 303A.07 of the Manual

◉ I hereby certify that (i) the Company has an audit committee that meets the requirements of Section 303A.07 of the Manual and that the composition of such audit committee complies with (or is exempt therefrom) the independence requirements of Rule 10A-3(b)(1) of the Exchange Act and (ii) such audit committee has a written charter that meets the requirements of Section 303A.07 of the Manual. For an Initial Affirmation, I hereby certify that the audit committee charter is currently available on the Company's website at the link provided in the box below, or will be available on the Company's website within the applicable timeline provided under Section 303A.00 of the Manual. For an Annual Affirmation, I hereby certify that the Company has disclosed in its Annual Proxy Statement or Form 10-K, as applicable, that the audit committee charter is available on the Company's website at the link provided in the box below.

Link

> http://www.nnnreit.com

○ **For business development companies only:** I hereby certify that (i) the Company has an audit committee that meets the requirements of Section 303A.07 of the Manual (subject to the applicable exemptions set forth in Section 303A.00 of the Manual) and that the composition of such audit committee complies with (or is exempt from) the independence requirements of Rule 10A-3(b)(1) of the Exchange Act and (ii) such audit committee has a written charter that meets the requirements of Section 303A.07 of the Manual. For an Initial Affirmation, I hereby certify that the audit committee charter is currently available on the Company's website at the link provided in the box below, or will be available on the Company's website within the applicable timeline provided under Section 303A.00 of the Manual. For an Annual Affirmation, I hereby certify that the Company has disclosed in its Annual Proxy Statement that the audit committee charter is available on the Company's website at the link provided in the box below.

○ **For companies relying on the transition period provided for in Section 303A.00 of the Manual only:** I hereby certify that the Company is entitled to rely, and is relying, on the transition period provided for in Section 303A.00 of the Manual and that the Company will be in full compliance by the end of the transition period. If the Company has already adopted an audit committee charter, the charter is available on the Company's website at (insert link). Please provide a brief description for the basis for reliance on the exemption below.

○ The Company is unable to make one of the affirmations set forth in this Item 5 and is therefore non-compliant for the following reasons:

Item 6. Audit Committee Exemption: Section 303A.06 of the Manual for Rule 10A-3 of the Exchange Act

○ I hereby certify that the Company is relying on an individual or company exemption under Rule 10A-3 in Item 5, above. Please state below which Rule 10A-3 exemption(s) the Company or any individual member is relying on and briefly describe the basis for such exemption below.

Item 7. Internal Audit Function: Section 303A.07(c) of the Manual

◉ I hereby certify that the Company maintains an internal audit function that complies with Section 303A.07(c) of the Manual.

○ **For companies relying on the transition period provided for in Section 303A.00 of the Manual only:** I hereby certify that the Company is entitled to rely, and is relying, on the transition period provided for in Section 303A.00 of the Manual and that the Company will be in full compliance by the end of the transition period.

○ The Company is unable to make one of the affirmations set forth in this Item 7 and is therefore non-compliant for the following reasons:

Item 8. Corporate Governance Guidelines: Section 303A.09 of the Manual

◉ I hereby certify that the Company has adopted corporate governance guidelines that comply with Section 303A.09 of the Manual. For an Initial Affirmation, I hereby certify that the corporate governance guidelines are currently available on the Company's website at the link provided in the box below, or will be available on the Company's website within the applicable timeline provided under Section 303A.00 of the Manual. For an Annual Affirmation, I hereby certify that the Company has disclosed in its Annual Proxy Statement or Form 10-K, as applicable, that the corporate governance guidelines are available on the Company's website at the link provided in the box below.

Link

> http://www.nnnreit.com

○ **For companies relying on the transition period provided for in Section 303A.00 of the Manual only:** I hereby certify that the Company is entitled to rely, and is relying, on the transition period provided for in Section 303A.00 of the Manual and that the Company will be in full compliance by the end of the transition period.

○ The Company is unable to make one of the affirmations set forth in this Item 8 and is therefore non-compliant for the following reasons:

Item 9. Code of Business Conduct and Ethics: Section 303A.10 of the Manual

◉ I hereby certify that the Company has adopted a code of business conduct and ethics that complies with Section 303A.10 of the Manual. For an Initial Affirmation, I hereby certify that the code of business conduct and ethics is currently available on the Company's website at the link provided in the box below, or will be available on the Company's website within the applicable timeline provided under Section 303A.00 of the Manual. For an Annual Affirmation, I hereby certify that the Company has disclosed in its Annual Proxy Statement or Form 10-K, as applicable, that the code of business conduct and ethics is available on the Company's website at the link provided in the box below.

Link

http://www.nnnreit.com

○ **For companies relying on the transition period provided for in Section 303A.00 of the Manual only:** I hereby certify that the Company is entitled to rely, and is relying, on the transition period provided for in Section 303A.00 of the Manual and that the Company will be in full compliance by the end of the transition period.

○ The Company is unable to make one of the affirmations set forth in this Item 9 and is therefore non-compliant for the following reasons:

Item 10. Other Non-Compliance: Section 303A of the Manual

○ Apart from any non-compliance specific to the preceding sections, the Company is non-compliant with Section 303A of the Manual for the following reason(s):

Item 11. Other General Comments

Comments

The Company's annual Proxy Statement is available on the Company's website at http://www.nnnreit.com

NYSE Domestic Company Annual CEO Certification : As the Chief Executive Officer and as required by Section 303A.12(a) of the New York Stock Exchange Listed Company Manual

◉ I hereby certify that as of the date hereof I am not aware of any violation by the Company of NYSE's corporate governance listing standards.

○ I hereby certify that as of the date hereof the Company is non-compliant with the NYSE's corporate governance listing standards.

CEO Signature	CEO Title	Certification Date
Stephen A. Horn, Jr.	CEO and President	2024-05-20 - 10:09 AM

1. Companies that are submitting an Initial Affirmation must be compliant in all areas, subject to applicable transition periods.
2. If this document is serving as a non-compliance notification to the Exchange it must be executed by the Company's CEO.
3. NYSE Section 303A.02 Independent
4. Serves on the Audit Committee
5. Serves on the Compensation Committee
6. Serves on the Nominating/Corporate Governance Committee
7. Independent for purposes of Rule 10A-3 of the Securities Exchange Act of 1934 ("Rule 10A-3")
8. Section 303A.02(a)(ii) Independent

Authorized Company Officer Signature

I am an authorized officer at the Company and have the legal authority to provide the information and make the affirmations contained herein. I hereby certify that all information contained herein is true and correct to the best of my knowledge as of the date hereof.

Gina M. Steffens	Executive Vice President and Secretary	2024-05-20 - 10:09 AM
By (name)	**Title**	**Submitted Date**